

Mail Stop 3720

January 2, 2009

William L. Sklar
President
Integrated Media Holdings, Inc.
12000 Westheimer, Ste. 340
Houston, TX 77077-6531

>   **Re: Integrated Media Holdings, Inc.
>   Revised Preliminary Information Statement on Schedule 14C
>   Filed December 24, 2008
>   File No. 1-16381**

Dear Mr. Sklar:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please explain why, in your response to comment one from our letter dated December 23, 2008, the "TOTAL" row does not add up to the individual numbers and percentages set forth in the "Total Voting Shares…" and "Total %" columns. In this regard, if you sum up the number of shares in the "Total Voting Shares…" column, it adds up to 51,124,343 shares rather than 55,999,443 shares set forth under the "TOTAL" row. Similarly, if you sum up the percentages in the "Total %" column, it only adds up to 58.3% rather than the 62.8% set forth under the

"TOTAL" row. In addition, explain why page two of the preliminary information statement still indicates that such shareholders own an aggregate of 63,097,155 voting shares.

2. We note your response to comment one from our letter dated December 23, 2008. Please tell us the manner in which you obtained the consents from the non-affiliated parties.

3. We note your response to comment three of our letter dated December 23, 2008. We reissue this comment. The table on page 20 of your revised preliminary information statement indicates that although you have 100,000,000 shares authorized, you also have 111,846,378 shares issued and reserved and unissued. If that is accurate, it appears that your existing contractual obligations to issue post reverse stock split shares upon conversion of the convertible debt and series A preferred stock are dependent upon the reincorporation of the company and the resulting increase in your authorized shares. Please clarify this discrepancy or provide the disclosure we previously requested.

Summary, page 4

4. We note your response to comment four from our letter dated December 23, 2008. We reissue this comment because a corporate action by the written authorization of security holders was taken by the company. Page six of your preliminary information statement indicates that "[t]he beneficial owners of approximately 62.8% of the total voting shares of the Company's capital stock entitled to vote on these matters approved… the amendments to the Series A Preferred Stock and Series C Preferred Stock by a written consent to action without meeting dated as of November 24, 2008." In addition, as previously requested, please provide disclosure about the amendments to the preferred stock in this section of your information statement, as such information is required to be disclosed to the shareholders pursuant to state law.

Information Regarding Beneficial Ownership, page 16

5. We note your response to comment nine from our letter dated December 23, 2008. There are several inconsistencies between your footnotes and the disclosure in this table as well as the information provided in the table of beneficial ownership as of December 15. For example:

- Footnote one: The aggregate number of shares listed in this footnote is 1,950,000, while the total number of shares of common stock reflected in column one of this table is 2,000,000.

- Footnote four: The aggregate number of shares listed in this footnote is 1,100,001, while the total number of shares of common stock reflected in column one of this table is 1,100,000.

- Footnote five: The aggregate number of shares included in this footnote is 1,100,001, while the total number of shares of common stock reflected in column one of this table is 1,100,000.

- Footnote six: This footnote indicates that the Series A shares owned by this party prior to the reverse stock split would result in 63,472 shares after the stock split and conversion. However, if 198,398 shares are owned by this party prior to the stock split, the resulting number of common shares would be 63,487.

- Footnote seven: The aggregate number of shares listed in this footnote is 1,299,999, while the total number of shares of common stock reflected in column one of this table is 1,300,000.

- The aggregate amount of shares issued upon the conversion of debt as indicated in these footnotes does not appear to equal the 10,711,812 shares you state are being issued in exchange for all currently outstanding convertible debt.

Please correct these errors or explain these discrepancies.

6. For each relevant person, disclose the amount of debt (including any accrued interest or other fees) that is being cancelled for the number of shares being issued.

*   *   *   *

Please file a revised preliminary information statement in response to our comments. You may wish to provide us with marked copies of the filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367, Kathleen

Krebs, Special Counsel, at (202) 551-3810 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Sonfield & Sonfield
      via facsimile: (713) 877-1547